FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2004

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

May 17, 2004

   TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

MAX Resource Corp. to acquire Gold Hill Project in Alaska.

MAX Resource Corp. announces that it has entered into an agreement to acquire an interest in the Gold Hill Project near Cantwell, Alaska, subject to acceptance for filing by the TSX Venture Exchange.

The Gold Hill property is located along the southern portion of the prolific Tintina Gold Province, approximately 145 miles north of Anchorage, Alaska and only 10 miles off the paved highway to Cantwell, Alaska.

The property was first drilled as a joint venture between Dome Exploration and Cities Service Company in 1972. They were exploring for molybdenum and did not find an economic deposit so they left the property.  General Crude Oil (“GCO”) acquired the property in 1983 and explored the property for gold.  They did geologic mapping, soil geochemistry, a VLF-EM survey and drilled five diamond drill holes. The best intersection from this drilling was 11.5 feet which averaged 0.668 ounces per ton.

In 1988, Amax Gold entered into a joint venture with GCO.  They completed geologic mapping, rock sampling, soil geochemical surveys and VLF-EM geophysical surveys, select metallic screen fire assays and preliminary cyanide bottle roll metallurgical tests and 5,885 feet of reverse circulation drilling in 21 drill holes.  The target was to find a bulk tonnage open pittable deposit. Amax did not find significant thick intervals of low grade mineralization and dropped the property.  High grade gold intervals were encountered in drill holes AUH 7, 16, and 17.  Hole 7 contained five feet of 0.18 opt Au,  Hole 16 contained five feet of 0.46 opt Au, five feet of 0.23 opt Au and five feet of 0.66 opt Au,  and Hole 17 contained five feet of 0.19 opt Au.  These holes are open along strike and, since they were drilled with a reverse circulation drill rig which encountered large quantities of water, they should be re-examined to see if loss of gold might have occurred.

A large soil geochemical anomaly exists on both Gold Hill and West Hill.  Values up to 0.1 opt Au have been found.  The Gold Hill area was originally drilled for molybdenum but not assayed for gold in all holes. There is still a target there.

Gold Hill is an intrusion related gold system which has many of the characteristics of a Tintina Gold Belt system. The dominate rock types consist of argillite, metasiltstone, greywacke, carbonaceous schist and a small wedge-shaped fault block of tuffaceous metasedimentay and metavolcaniclastic rocks. Early to mid-Teritary monzonite and diorite stocks, plugs and dikes intrude the metasiltstone units on Gold Hill and the tuffaceous metasedimentary sequences on West Hill located in the western part of the property.

Hydrothermal alteration is pervasive throughout the property.  Quartz-sericite-pyrite alteration is particularly evident around the summit of Gold Hill and to a lesser extent in the vicinity of the Swale area, a low saddle located just east of West Hill.

The gold mineralization is thought to be related to the intrusions and pyrite, arsenopyrite, pyrrhotite, chalcopyrite, molybdenum, and gold are found in veins and as disseminations in the host rocks. All of the creeks contain placer gold and have been worked in the past. Interpretation of the geophysics indicates that there are a number of buried intrusives present on the property which have not been explored.

MAX has entered into an Option Agreement with Zazu Exploration, Inc. (“Zazu”), a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.  The terms of the Option include a payment of US$25,000 and the issuance of 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, MAX must issue an additional 200,000 shares by January 1, 2005 and a further 200,000 shares by January 1, 2006.

MAX will assume all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000                                      $   5,000

2005                 150,000                                         15,000

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                        100,000

Upon exercise of the Option, MAX can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”).  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

On acceptance for filing of this Option Agreement, the two principals of Zazu will join the MAX team, with Gil Atzmon joining our Board of Directors and Clarence J. Wendt agreeing to oversee our exploration as well as search for additional properties.

Clarence J. (Clancy) Wendt received his B.S. degree from San Diego State University in 1967. He began his career at Stauffer Chemical and worked at various companies until returning to the University of Arizona where he obtained his M.S. degree in 1978.  After this he worked at Duval Corporation and other companies until becoming District Manager for Westmont Mining.  He is credited with the Mt. Hamilton gold discovery and managed the programs which led to the discovery of other deposits in the Carlin Trend.

Mr. Wendt has been a consulting geologist since 1992, specializing in exploration and evaluation of mineral deposits.  He is a registered geologist in Arizona, British Columbia, Canada, and a Chartered Professional Geologist in Australia and writes reports for various exchanges.  He is a member of SME, SEG, FAusIMM(CP), PDAC, a former Trustee of the NWMA and Member of the Board of Directors of the Mining Club of the Southwest.  In addition, Mr. Wendt is the recipient of the Presidents Award from the NWMA, the Ben F. Dickerson Award, and is currently the President of the Geological Society of Nevada.

Mr. Gil Atzmon has 20 years experience in the financing of global mineral exploration projects, having held senior positions in asset management firms, mining companies, and investment banking.   Mr. Atzmon holds a bachelors degree in Geology and Geography from Columbia University in New York, and a Master in Energy & Mineral Resources form The University of Texas at Austin.

Permitting is underway for the Gold Hill Project and MAX plans to begin an extensive exploration and drilling Program in June, subject to acceptance for filing of the Option by the Exchange and weather conditions in the area.  The acquisition of the interest in the Gold Hill property and the planned exploration program will be funded from cash on hand.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   May 31, 2004

By:     /s/ Stuart Rogers

Stuart Rogers

Director